MICHAEL GILLESPIE & ASSOCIATES, PLLC

CERTIFIED PUBLIC ACCOUNTANTS 10544 ALTON AVE NE SEATTLE, WA 98125 206.353.5736

Consent of Independent Registered Public Accounting Firm

To the Board of Directors Live, Inc.

We consent to the use of our report dated July 10, 2019 with respect to the financial statements of Live, Inc. for the years ended December 31, 2018 and 2017 (restated) and the related statements of operations, changes in stockholders’ equity/deficit, cash flows, and the related notes (collectively referred to as “financial statements”) for the years ended December 31, 2018 and 2017 (restated). Any financial information post September 30, 2019 has not been reviewed in this filing and specifically excluded.

Michael Gillespie & Associates, PLLC Seattle, Washington February 10, 2020

/S/ Michael Gillespie & Associates, PLLC